EXHIBIT 12

                                CARNIVAL CORPORATION
                         RATIO OF EARNINGS TO FIXED CHARGES
                           (in thousands, except ratios)

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                                        Three Months Ended February 28,
                                         1998                     1997
Net income                              $109,914                $ 85,360
Income tax benefit                        (4,287)                 (4,025)

Income before income tax benefit        $105,627                  81,335

Adjustment to earnings:
   Loss from affiliated operations
     and dividends received               21,231                  15,857

Earnings as adjusted                     126,858                  97,192

Fixed Charges:
  Interest expense, net                   12,559                  17,090
  Interest portion of rental expense (1)     347                     376
  Capitalized interest                     6,402                   3,539

Total fixed charges                       19,308                  21,005

Fixed charges not affecting earnings:
   Capitalized interest                   (6,402)                 (3,539)

Earnings before fixed charges           $139,764                $114,658

Ratio of earnings to fixed charges           7.2 x                   5.5 x








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(1) Represents one-third of rental expense, which Company management believes to be representative of the interest portion of rental expense.
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